# VOYA GOLDENSELECT GRANITE PRIMELITE®

## A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
### Voya Insurance and Annuity Company
and its
### Separate Account B

### Supplement Dated May 22, 2018

This supplement updates and amends your prospectus dated May 1, 2002, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Defined terms in this supplement shall have the same meaning given to them in your prospectus.

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## IMPORTANT INFORMATION ABOUT THE COMPANY

On December 20, 2017, Voya, entered into a Master Transaction Agreement (the "Agreement") with VA Capital Company LLC, a newly formed Delaware limited liability company ("VA Capital"), and Athene Holding Ltd., a Bermuda limited company, pursuant to which VA Capital's wholly-owned subsidiary Venerable Holdings Inc. will acquire all of the shares of the capital stock of the Company and all of the membership interests of Directed Services LLC, our affiliate and the principal underwriter and distributor of the Contract as well as for our other variable contracts. The transaction will result in Voya's disposition of substantially all of its variable annuity and fixed and fixed indexed annuity businesses and related assets. The transaction is expected to close in the second or third quarters of 2018. The consummation of the closing under the Agreement is subject to conditions specified in the Agreement, including the receipt of required regulatory approvals. **The transaction will NOT change the terms, features and benefits of your Contract.**

## INFORMATION ABOUT THE CONTRACT'S
## FUND FEES AND EXPENSES

The following table shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

| | Minimum | Maximum |
|---|---|---|
| **Total Annual Fund Expenses** (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses) | 0.49% | 1.22% |

# IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the funds that are currently available through the Contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating contract value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.**

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Government Liquid Assets Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **Voya Growth and Income Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya Index Plus LargeCap Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk. |
| **Voya Index Plus MidCap Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk. |
| **Voya Index Plus SmallCap Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk. |
| **Voya Intermediate Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya International Index Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index. |
| **Voya Large Cap Growth Portfolio (Class ADV)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya MidCap Opportunities Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Retirement Growth Portfolio (Class ADV)**[1,2]<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio. |
| **Voya Retirement Moderate Growth Portfolio (Class ADV)**[1,2]<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio. |
| **Voya Retirement Moderate Portfolio (Class ADV)**[1,2]<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio. |
| **Voya Russell<sup>TM</sup> Large Cap Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **Voya Russell<sup>TM</sup> Large Cap Value Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® Clarion Real Estate Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** CBRE Clarion Securities LLC | Seeks total return including capital appreciation and current income. |
| **VY® Invesco Comstock Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **VY® Invesco Equity and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Invesco Growth and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY® Morgan Stanley Global Franchise Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **Western Asset Core Plus VIT Portfolio**<br><br>**Investment Adviser:** Legg Mason Partners Fund Advisor, LLC<br>**Subadvisers:** Western Asset Management Company, Western Asset Management Company Limited, Western Asset Management Company Ltd. and Western Asset Management Company Pte Ltd. | Seeks to maximize total return, consistent with prudent investment management and liquidity needs by investing to obtain an average duration within 30% of the average duration of the domestic bond market as a whole. |

# IMPORTANT INFORMATION ABOUT FUNDS
# CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Growth and Income Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya International Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |

Contract owners who have contract value allocated to one or more of the subaccounts that correspond to these funds may leave their contract value in those subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066


If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

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[1] This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your contract value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your contract value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.

[2] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.